Exhibit (a)(1)

The Board of Directors recommends that you reject the
unsolicited tender offer to sell your shares of
Cole Office & Industrial REIT (CCIT II), Inc. to Comrit Investments 1, LP

May 29, 2018

If you are considering selling your shares in Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”) to Comrit Investments 1, LP (“Comrit”), PLEASE READ all of the information below.

On May 22, 2018, Comrit, an unaffiliated third-party, commenced an unsolicited tender offer to all of the Company’s shareholders to purchase up to 3,400,000 shares of the Company’s common stock at a price equal to $8.52 per share, in cash (the “Offer”). You have or will be receiving a formal, written proposal from Comrit regarding the Offer via the U.S. Postal Service. This is not an offer from the Company, and Comrit is not affiliated in any way with the Company or CIM Group. We believe that the Offer is an opportunistic attempt by Comrit to purchase your shares at a discounted price substantially below the actual value of the shares.

The Company’s board of directors (the “Board”) has carefully evaluated the terms of the Offer and has unanimously determined that the Offer is not in the best interests of the Company’s shareholders. Although each shareholder has individual liquidity needs and must evaluate the Offer accordingly, the Board does not recommend or endorse the Offer and recommends that shareholders reject this unsolicited Offer and not tender their shares.

To reject the Offer, simply ignore it. You do not need to respond to anything.

The Board’s recommendation is based on several factors, including:

•
The Board believes the Offer price is significantly less than the current and potential long-term value of the shares. On March 28, 2018, approximately two months ago, the Board approved an estimated per share net asset value (“NAV”) of the Company’s stock of $10.58. Comrit’s Offer price of $8.52 per share is $2.06 less than this estimated value. This translates to a DISCOUNT of more than 19% to the current per share NAV.

•
According to Comrit’s materials, the Offer is being made “with the intention of making a profit.” By establishing the discounted purchase price of $8.52 per share, Comrit is “motivated to establish the lowest price which might be acceptable” to the Company’s shareholders, which is not necessarily in your best interest.

•
Comrit acknowledges that it has not made an independent appraisal of the Company’s shares or its properties, and that Comrit is not qualified to appraise real estate. In contrast, in determining the current estimated per share NAV of $10.58, the Board engaged an independent valuation firm to appraise the Company’s real estate assets in accordance with the valuation guidelines previously established by the Board.

•
The Company continues to offer to repurchase shares on a quarterly basis pursuant to its share redemption program, subject to certain limits. No fees or commissions are charged in connection with repurchases made under the share redemption program, and shares are repurchased by the Company at the most recent estimated per share NAV, currently $10.58. In 2017, the Company redeemed nearly 2.3 million shares pursuant to its share redemption program, representing more than 95% of the redemption requests made by its shareholders.

•
To date, the Company has paid 52 consecutive monthly distributions to its shareholders, with a current annualized distribution rate of $0.63 per share for Class A shares and Class T shares (less, in the case of Class T shares, certain distribution and stockholder servicing fees). This rate equates to an annualized yield equal to 5.95% per share for Class A shares and 5.15% for Class T shares based on the most recent estimated per share NAV. While there are no guarantees of future distributions or liquidity events, if you sell, you will no longer receive monthly distributions or otherwise have any rights with respect to the shares that you sell, including any appreciation in the value of the common stock.

•
Comrit expressly reserves the right to amend the terms of the Offer, including by decreasing the $8.52 offer price or by changing the number of shares being sought or the type of consideration, at any time before the Offer expires.

CIM GROUP 2325 EAST CAMELBACK ROAD, 10TH FLOOR, PHOENIX, ARIZONA 85016, PH 866.341.2653 CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINR A /SIPC

•
There is no guarantee that the Offer can or will be completed as soon as Comrit contemplates in its Offer materials. The Offer does not initially expire until June 26, 2018, and this date may be extended by Comrit, subject to compliance with applicable securities laws, in its sole discretion.

•	None of the Company’s directors, executive officers, subsidiaries or other affiliates who hold shares intend to tender shares of stock to Comrit.

In summary, we believe the Offer represents an attempt by Comrit to catch current shareholders of the Company off-guard and acquire the shares at a low price in order to make a profit and, as a result, deprive the shareholders that tender their shares of the Company’s common stock of their monthly distributions and the potential long-term value of these shares.

In light of the foregoing factors, the Board recommends that you REJECT the Offer and not tender your shares to Comrit.

The Board understands that you must make your own independent decision whether or not to tender your shares of the Company’s common stock. We strongly urge you to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the Offer documents sent to you by Comrit, as well as the Company’s publicly available annual, quarterly and other reports, and consult with your own financial, tax and other advisors in evaluating the Offer before deciding whether to tender your shares of the Company’s common stock.

PLEASE CONSULT WITH YOUR FINANCIAL OR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

If you have already agreed to tender your shares to Comrit, you may withdraw your tender at any time before the expiration of the Offer by sending a written or facsimile notice to Central Trade and Transfer, Comrit’s transfer agent. The Offer is currently scheduled to expire at 11:59 P.M. Eastern Time on June 26, 2018.

Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our shareholders. Comrit does not have access to ANY of your personal or account information and will not have that information unless you tender your shares.

If you have any questions related to the Offer or need further information about your options, please contact your financial advisor or CIM’s Shareholder Relations team at (866) 907-2653.

Avraham Shemesh	James F. Risoleo
Chief Executive Officer and Director	Chairman of the Board of Directors
Cole Office & Industrial REIT (CCIT II), Inc.	Cole Office & Industrial REIT (CCIT II), Inc.
Co-Founder and Principal, CIM Group
Certain statements contained herein, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to the Company’s expectations regarding the performance of its business and the methodology and assumptions used in determining the most recent estimated per share NAV of the Company’s common stock, the Company’s ability to continue to pay monthly distributions at the same rate or at all, and the Company’s ability to repurchase shares under the share redemption program. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this letter and in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

CIM GROUP 2325 EAST CAMELBACK ROAD, 10TH FLOOR, PHOENIX, ARIZONA 85016, PH 866.341.2653 CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINR A /SIPC